Exhibit 99.1

March 15, 2024

Dear Shareholders:

Welcome to the Electro-Sensors 2023 Annual Report.  Thanks for your interest in the company and your continued support as we provide the industry’s most reliable and cost-effective machine monitoring sensors and hazard monitoring systems.  For over 50 years, agricultural and industrial customers around the world have relied on Electro-Sensors’ products to keep their production processes running smoothly, efficiently, and safely.

In 2023, we achieved annual revenue of $8.6 million, down 5.2% from the prior year.  Early in the year we experienced customers delaying certain facility upgrades and capital expenditure projects.  However, as the year progressed, activity increased as projects once again moved forward, leading to stronger revenue in the fourth quarter.  During the year we were encouraged by several repeat HazardPROTM orders from existing customers eager to upgrade their facilities with our advanced wireless hazard monitoring systems.  The powerful capabilities of the HazardPRO technology, combined with simple and cost-effective installation, continues to drive sales of these systems.  Furthermore, international sales continued to be an important part of our business with just over 10% of revenue coming from outside the United States.

While several sectors of our supply chain began to stabilize during the year, our business was still negatively impacted by challenges in both availability and pricing of components used in the production of our products.  Additionally, the labor market for new employees remained very tight, leading to difficulty finding new employees and rising employee costs.  These increased costs were reflected in a 49.6% gross margin for the year, four percentage points lower than the prior year.  While we expect many of these supply chain and labor issues to continue throughout 2024, our team continues to diligently look for ways to improve efficiencies and adjust pricing as necessary to steadily improve our gross margin.

On the corporate development front, we continue to look for ways to grow our business and provide value to our shareholders.  In early 2023, we terminated our proposed merger with Mobile X Global, Inc. due to unfavorable conditions in the financial markets.  We subsequently announced the formation of a special committee of the board of directors to continue the process of identifying and assessing opportunities that may lead to value creation for the Company.  Our special committee continues to be very active in these pursuits and will communicate with you as appropriate when we reach a point where disclosure is prudent.

Thanks again for your support of Electro-Sensors.  We have an amazing legacy of providing world-leading products and services through an amazing team of dedicated employees, and we look forward to building on this legacy into an exciting future.

We invite you to join our virtual annual shareholder meeting on April 24, 2024.  Please see your proxy statement or visit our website (www.electro-sensors.com) for details on how to access and participate in the virtual meeting.

  David Klenk

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